Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten:
Putnam Capital Manager Series VIII/VIIIR
Putnam Capital Manager Edge Series III/IIIR
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Outlook Series II/IIR
Putnam Capital Access Series I/IR
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series I/IR
Putnam Capital Manager Edge Series I/IR/II

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten:
Putnam Capital Manager Series VIII/VIIIR
Putnam Capital Access Series II/IIR
Putnam Capital Manager Edge Series III/IIIR
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Outlook Series II/IIR
Putnam Capital Access Series I/IR
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series I/IR
Putnam Capital Manager Series III/IV
Putnam Capital Manager Edge Series I/IR/II

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
The following supplements and amends the above mentioned product notices. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Putnam VT Diversified Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	1.07%*
Putnam VT Focused International Equity Fund - Class IB
Adviser: Putnam Investment Management, LLC
Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.07%*

HV-8191